

Mail Stop 3561

October 20, 2017

Via E-mail
David K. Jones
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

     Re: **Iconix Brand Group, Inc.**
                 Form 10-K for the Year Ended December 31, 2016
                 Filed March 15, 2017
                 File No. 001-10593

Dear Mr. Jones:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 15. Exhibits, Financial Statement Schedules

Note 2. Goodwill and Trademarks and Other Intangibles, net, page 80

1.   We note the women's segment has experienced declining revenue and operating income in each of the last three years and in the six months ended June 30, 2017. Please provide the following:

- Tell us the percentage by which the women's reporting unit´s fair value exceeded its carrying value as of December 31, 2016.

- Given the decline in the women's segment's revenue and operating income through the quarter ended June 30, 2017, tell us whether the women's segment is at risk for potential impairment of its related goodwill as of June 30, 2017.

- To the extent the women's reporting unit is at risk for potential impairment, please tell us how you have considered providing disclosure of the following: (i) the methods and key assumptions used to determine the fair value of your women's reporting unit, (ii) how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

2.   You recognized a non-cash impairment charge of $424.9 million related to certain trademarks in the fourth quarter of 2016. On page 82 you state that you concluded that the primary drivers of the impairment charges were a revision to the company's operating segments and weakness in your men's and home segments. Please address the following points:

- Clarify why the change in segments resulted in impairment of your indefinite-lived intangible assets in the current year, including your consideration of ASC 350-30-35.

- Tell us the specific factors used to determine the fair value of your indefinite-lived intangible assets prior to your reallocation of your trademarks due to the change in segments and subsequent to the change in segments, including the methods used and any changes in significant inputs and assumptions.

- To the extent you impaired specific trademarks, please identify and quantify the amount of impairment for each impaired trademark.

- Explain why you have only identified weakness in the men's and home segments as the primary drivers of the charges in 2016 given that you recorded $193.7 million and $31.5 million of trademark impairments in your international and women's segments in 2016.

- Tell us which trademarks you impaired in 2016, the amount of impairment recorded and the remaining balance for each trademark and the underlying factors that drove the impairments.

Note 13. Income Taxes, page 115

3.   We note you have experienced cumulative losses over the past three years and that you have not recorded a valuation allowance against your deferred tax asset. Please explain to us the basis for your conclusion that a valuation allowance is not necessary. Please describe your assessment of the positive and negative evidence you considered to

overcome the determination that a valuation allowance is not necessary. Please refer to ASC 740-10-30-23.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining